Filed by Burlington Northern Santa Fe Corporation
pursuant to Rule 425 under the
Securities Act of 1933
and deemed filed pursuant to
Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: Burlington Northern Santa Fe Corporation
Commission File No.: 1-11535

On December 10, 2009, Burlington Northern Santa Fe Corporation (“BNSF”) issued the following press release in connection with the proposed acquisition by Berkshire Hathaway Inc. of BNSF:

Investor Contact:	Linda Hurt
(817) 352-6452

Media Contact:	John Ambler
(817) 867-6407

Burlington Northern Santa Fe Announces Date of Special Meeting of
Stockholders for Merger with Berkshire Hathaway

FORT WORTH, Texas, Dec. 10, 2009—Burlington Northern Santa Fe Corporation (BNSF; NYSE: BNI) today announced that its Board of Directors has determined the date of the special meeting of stockholders to vote on the adoption of the merger agreement entered into by and among BNSF, Berkshire Hathaway Inc. (Berkshire; NYSE: BRK.A; BRK.B) and a wholly owned subsidiary of Berkshire, pursuant to which BNSF will be merged into a subsidiary of Berkshire. The special meeting of stockholders will take place at 9 a.m. CST, Thursday, Feb.11, 2010. Stockholders of record at the close of business on Dec. 18, 2009, the record date for the meeting, will be entitled to receive notice of, and vote at, the special meeting.

Burlington Northern Santa Fe Corporation's subsidiary BNSF Railway Company operates one of the largest North American rail networks, with about 32,000 route miles in 28 states and two Canadian provinces. BNSF Railway Company is among the world's top transporters of intermodal traffic, moves more grain than any other American railroad, carries the components of many of the products we depend on daily, and hauls enough low-sulfur coal to generate about ten percent of the electricity produced in the United States. BNSF Railway Company is an industry leader in Web-enabling a variety of customer transactions at www.bnsf.com.

Forward-Looking Statements

Statements contained herein concerning projections or expectations of financial or operational performance or economic outlook, or concerning other future events or results, or which refer to matters which are not historical facts, are "forward-looking statements" within the meaning of the federal securities laws.  Similarly, statements that describe BNSF’s or Berkshire Hathaway’s objectives, expectations, plans or goals are forward-looking statements.  Forward-looking statements include, without limitation, BNSF’s or Berkshire Hathaway’s expectations concerning the marketing outlook for their businesses, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance.  Forward-looking statements also include statements regarding the expected benefits of the proposed acquisition of BNSF by Berkshire Hathaway. Forward-looking statements involve a number of risks and uncertainties, and actual results or events may differ materially from those projected or implied in those statements.

Important factors that could cause such differences include, but are not limited to: adverse changes in economic or industry conditions, both in the United States and globally; continuing volatility in the capital or credit markets and other changes in the securities and capital markets; changes affecting customers or suppliers; competition and consolidation in the industries in which BNSF and Berkshire Hathaway compete; labor costs and labor difficulties; developments and changes in laws and regulations; developments in and losses resulting from claims and litigation; natural events such as severe weather, fires, floods and earthquakes or acts of terrorism; changes in operating conditions and costs; and the extent of BNSF’s or Berkshire Hathaway’s ability to achieve their operational and financial goals and initiatives.  In addition, the acquisition of BNSF by Berkshire Hathaway is subject to the satisfaction of the conditions to the completion of the acquisition and the absence of events that could give rise to the termination of the merger agreement for the acquisition, and the possibility that the acquisition does not close, and risks that the proposed acquisition disrupts current plans and operations and business relationships, or poses difficulties in employee retention.

We caution against placing undue reliance on forward-looking statements, which reflect our current beliefs and are based on information currently available to us as of the date a forward-looking statement is made.  We undertake no obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs.  In the event that we do update any forward-looking statements, no inference should be made that we will make additional updates with respect to that statement, related matters, or any other forward-looking statements.  Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from our forward-looking statements, including discussions of significant risk factors, may appear in BNSF’s or Berkshire Hathaway’s public filings with the Securities and Exchange Commission (the “SEC”), which are accessible at www.sec.gov, and which you are advised to consult.

Additional Information

In connection with the proposed transaction, Berkshire Hathaway has filed with the SEC a registration statement that includes a preliminary proxy statement of BNSF that also constitutes a prospectus of Berkshire Hathaway relating to the proposed transaction.  The registration statement has not yet become effective.  BNSF intends to mail to its stockholders a definitive proxy statement/prospectus in connection with the proposed transaction after the registration statement is declared effective.  Investors are urged to read the preliminary proxy statement/prospectus (which is available now) and the definitive proxy statement/prospectus (including any amendments and supplements) and any other relevant documents filed with the SEC (when they become available), because they contain important information about BNSF, Berkshire Hathaway and the proposed transaction.  The registration statement and preliminary proxy statement/prospectus (which are available now) and the definitive proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s  Web site at www.sec.gov, Berkshire Hathaway’s Web site at www.berkshirehathaway.com and BNSF’s Web site at www.bnsf.com.  In addition, these documents can also be obtained free of charge from Berkshire Hathaway upon written request to the Corporate Secretary or by calling (402) 346-1400, or from BNSF upon written request to Linda Hurt or John Ambler or by calling (817) 352-6452 or (817) 867-6407.

BNSF, Berkshire Hathaway and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC.  Information regarding the directors and executive officers of BNSF may be found in its 2008 Annual Report on Form 10-K filed with the SEC on February 13, 2009 and in its definitive proxy statement relating to its 2009 Annual Meeting of Shareholders filed with the SEC on March 16, 2009.  Information regarding the directors and executive officers of Berkshire Hathaway may be found in its 2008 Annual Report on Form 10-K filed with the SEC on March 2, 2009 and in its definitive proxy statement relating to its 2009 Annual Meeting of Shareholders filed with the SEC on March 13, 2009.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the interests of these participants in the solicitation of proxies in connection with the proposed transaction can also be obtained from the registration statement and preliminary proxy statement/prospectus filed with the SEC in connection with the proposed transaction, which may be obtained free of charge from the sources indicated above.